Via Facsimile and U.S. Mail
Mail Stop 6010


July 8, 2005


Mr. Alan I. Edrick
Executive Vice President and
Chief Financial Officer
Biosource International, Inc.
542 Flynn Road
Camarillo, CA  93012

Re:	Biosource International, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 23, 2005
	File No. 000-21930

Dear Mr. Edrick:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,



      Kevin Woody
								Branch Chief